Snow Lake Energy Secures Funding to Advance Uranium Exploration, Supporting
Nuclear Energy's Critical Role in Powering AI Data Centers

Winnipeg, Manitoba, Canada, December 23, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq:LITM) ("Snow Lake"), a uranium exploration company, announces that it is now funded to continue progressing its exploration programs at its portfolio of clean energy mineral projects.

In 2025, Snow Lake will focus on the continuing exploration of its portfolio of uranium projects, with experts predicting nuclear energy will play a key role in supporting the world's exponentially growing energy needs fueled by the growth in big data, including data centers and the advent of artificial intelligence (AI).

Highlights

  Snow Lake is now funded for its 2025 exploration programs on its two highly prospective uranium projects
  Initial assay results from the Engo Valley Uranium Project Phase 1 drill program, designed to twin Gencor's 1970's drill program, are expected in January 2025
  Balance of the assay results, together with the report on the downhole radiometrics on all drill holes from Phase 1, are expected in late January 2025.
  Engo Valley Phase 2 drill program, designed to infill and expand on the Phase 1 drill program, is currently scheduled to begin in early 2025, to be followed by a planned maiden SK-1300 mineral resource estimate during the first half of 2025

"We look forward to resuming our exploration programs on our Engo Valley and Black Lake uranium projects in early 2025", commented Frank Wheatley, CEO of Snow Lake.  "As we watch major technology companies such as Google, Microsoft and Amazon pursue their AI ambitions and invest in nuclear power, coupled with continuing geopolitical events, we continue to believe new sources of uranium will be required to supply the expansion of nuclear power to support those ambitions."

Pending Results - Engo Valley Phase 1 Drill Program

With the Phase 1 drill program at Engo Valley now complete, consisting of a total of 20 reverse circulation holes totaling approximately 1,500 meters, we expect to receive initial assay results in early January 2025.  The balance of the assay results, together with the results of the downhole radiometrics on each drill hole in Phase 1, are currently expected by the end of January 2025.

Uranium and Nuclear Energy

  Primary Use of Uranium: Uranium is used primarily to produce fuel for nuclear power plants for the generation of electricity
  Why Nuclear Energy: Nuclear energy provides clean, zero-carbon, zero-emissions, reliable base-load, scalable low-cost energy with greater generating capacity per land footprint than other fuel sources
  Electrification & Big Data:  Global electricity demand is estimated to grow by approximately 50% by 2040, driven in large part by the growth in big data, including data centers to support artificial intelligence (AI), cloud storage and social media
  Technology Companies & AI:  Google, Microsoft and Amazon are among the technology companies turning to and investing in nuclear energy to power their energy intensive AI ambitions, including Amazon's recent $500 million investment1
  Shortfall of Primary Uranium Supply: Current uranium supply will not meet forecasted uranium demand over the next decade.  New sources of primary uranium supply, including new uranium mines, will need to be developed to meet this demand

Namibia

Namibia is currently the world's third-largest producer of uranium, accounting for 11% of global production in 20222, from three currently operating uranium mines: Rossing, Husab and Langer Heinrich.  Two new uranium mines are currently in development: the Tumas Uranium Project by Deep Yellow Limited and the Etango Uranium Project by Bannerman Energy Ltd.

In early 2024, the United States opened a new embassy in Namibia's capital Windhoek, increasing the United States' footprint and presence in sub-Saharan Africa.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.

1 CNBC - October 16, 2024

2 Fraser Institute.  GlobalData's Global Uranium Mining to 2026 Report.

The current focus of Snow Lake is advancing the exploration of its two uranium projects to supply the raw materials needed for the clean energy transition and emissions free power, while exploration activities on its two lithium projects will remain limited until such time as the lithium market recovers from its current depressed levels.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO +1 (604) 562-1916	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy